NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	August 10, 2016

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC.
APPOINTS LAURA B. ROACH AS DIRECTOR

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) (“Kelso” or the “Company”) is pleased to announce that Laura B. Roach has been appointed to the board of the Company as an independent director.

Ms. Roach is a partner at Albin Roach, a law firm located in Collin County, Texas. Ms. Roach’s practice consists of both litigation matters and mediation. Her clients range from large business to individuals. She has the role of operational leader at the law firm. Ms. Roach is also an entrepreneur, founding and running a referral and marketing business. Ms. Roach has been recognized many times for the quality of her legal practice, including being named one of Texas Monthly magazine’s super lawyers every year since 2013, being named as a top attorney in D Magazine every year since 2013, and one of the top 21 to lead Collin County into the 21st Century by Inside Collin County Business, among other recognitions. Ms. Roach is also very involved in community service.

The Company believes that Ms. Roach will add significantly to the mix of expertise on the board, and in particular, to process and corporate governance matters.

For the period from August 2, 2016 until today, with the resignation of John O’Neill from the board, the board consisted of three independent directors and three directors who are included in management of the Company. This board composition did not comply with NYSE Regulations, which require a majority (over 50%) of the board to be comprised of independent directors. The Company received notice of non-compliance with this board majority requirement from the NYSE on August 9, 2016, and had until its next AGM, currently scheduled for June, 2017, to become compliant. The appointment of Ms. Roach as a director brings the Company into full compliance with that NYSE Regulation immediately.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials, and our new appointment may not add to our expertise in process and governance. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J
www.kelsotech.com